

May 5, 2011

Jonathan Greenberg
Senior Vice President, General Counsel and Secretary
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, Texas 78735

>   **Re: Freescale Semiconductor Holdings I, Ltd**.
>   **Registration Statement on Form S-1**
>   **Amendments No. 3, 4 and 5 filed April 25-28, 2011**
>   **File No. 333-172188**

Dear Mr. Greenberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Improved Capital Structure, page 3

1.   We note your response to prior comment 3; however, your revised disclosure does not explain the term "total leverage ratio." Please define the term and provide a cross-reference to a more complete discussion of the acceleration provisions contained elsewhere in the prospectus.

Risk Factors, page 11

2.   Please add risk factor disclosure regarding the corporate opportunity policy described on page 136.

<u>If we cannot make scheduled payments on our indebtedness…, page 16</u>

3.   We note your revisions to this risk factor. Please revise here and in your summary to disclose, as stated on page 74, that you do not meet the consolidated secured debt ratio and therefore are restricted from certain activities.

<u>Use of Proceeds, page 36</u>

4.   Please disclose the amounts and specific recipients of the payments to be made in connection with the termination of the management fee agreements.

5.   The third sentence of the second-to-last paragraph on page 36 indicates that the amounts set forth in this section do not include applicable premiums and other additional costs.   In this regard, we note from your response to prior comment 13 that the 10.75% Senior Notes are subject to make-whole provisions that would require you to pay a premium. Please revise your disclosure to reflect premiums, including the make-whole premium, and other amounts that may be reasonably expected to be payable at the time of repayment.

6.   We note that the second-to-last paragraph on page 36 indicates that the amounts to be repaid will depend on the actual time of repayment. Please revise, as requested in prior comment 8 of the staff's letter dated April 1, 2011, to disclose the anticipated timing of the indebtedness payments.

7.   In this regard, it is also unclear what you mean when you state that the use of proceeds is dependent on prevailing market conditions. If you intend to repay indebtedness as you indicate but the repayment of such indebtedness is contingent upon various factors, please describe with specificity the contingencies that may alter, prevent or delay repayment.

8.   Revise to disclose the names of the underwriters (and their affiliates) that will receive a portion of the offering proceeds in connection with the repayment of indebtedness held by them. Also, please disclose the amount to be received by each underwriter (and its affiliates).

<u>Applying Our Compensation Philosophy, page 121</u>

9.   Please expand your discussion of the bases upon which you determined that three of your five named executive officers should exceed the high end of the target range by an average of approximately 30%.

Long-Term Incentive Awards, page 127

10.   We note your response to prior comment 18; however, it is unclear whether long-term
        incentive awards granted for periods expiring during your three most recent fiscal
        years incorporated performance targets. If so, please revise to disclose these targets,
        as applicable.

Tax Considerations, page 168

11.   We note your response to prior comment 20 and reissue the prior comment. We will
        review and comment on your tax opinion and related disclosure when you file your
        tax opinion as an exhibit.

Underwriting, page 173

12.   We note your revisions on page 174. Please disclose the nature and amount of the
        expenses the underwriters have agreed to reimburse you.

Relationships and Conflicts of Interest, page 175

13.   With a view to disclosure, please tell us the nature of the advisory services that are
        being provided by Solebury Capital LLC, the amount of fees and expenses payable to
        Solebury and whether Solebury has any other relationships with you or any of your
        affiliates including your principal shareholders. Also, if Solebury is not an
        underwriter, as you indicate, please tell us why you have included disclosure
        regarding its activities in the underwriting section.

Consolidated Financial Statements, page F-1

Property, Plant and Equipment, net, page F-8

14.   We note that the results of operations benefited from lower depreciation expense of
        $18 million resulting from a change in the useful lives of certain of your probe,
        assembly and test equipment. Please tell us about the nature of the equipment where
        useful lives were extended, tell us the prior and current useful lives of the equipment
        and describe the underlying business and operational facts and circumstances leading
        you to extend the useful lives in January 2011.

Exhibit 5.1

15.   The assumption (g) in the third paragraph of the form of opinion is overbroad.
        Counsel has assumed facts and legal conclusions that inappropriately shift risks to

parties relying on this opinion. Please remove this assumption or tell us with specificity why you believe that the assumption is necessary to the opinion rendered.

16. Given the statement in the fourth paragraph that the opinion is limited to and is given on the basis of current law and practice in the Bermuda, please file a new opinion dated as of the date of effectiveness.

17. The opinion of counsel is a publicly-filed document. Therefore, it is inappropriate to suggest that investors' ability to rely on the opinion is limited. Please revise the fourth paragraph of the opinion accordingly.

18. Please tell us why it is necessary to define the term "non-assessable." Alternatively, please file an opinion of counsel that does not contain this definition.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Jennifer A. Bensch, Esq.